UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                            made on September 5, 2014.


                            Under the Securities Exchange Act of 1934


                            Issuer-Rouse Properties, Inc.

                            Securities Class-common

                            CUSIP Number-779287101

                            Event  Requiring Filing -August, 2014

                            Filed pursuant to Rule 13d-1(b)

                            CUSIP  Number 779287101

                            Reporter- Horizon Kinetics LLC
                            Tax ID#45-0642972

                            Place of Organization-Delaware

                            Number of Shares-sole voting power-4,395,929
                            Sole dispositive power-4,395,929
                            Amount beneficially owned-4,395,929


                            Percent of Class represented by above-7.61%

                            Type of Reporting Person-HC

Name of Issuer-Rouse Properties, Inc.
Address of Issuer-1114 Avenue of the Americas, Suite 2800, New York,
N.Y. 10036

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-4,395,929
Percent of class-7.61%
sole voting power-4,395,929
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-4,395,929
shared power to dispose/direct the disposition-0



Certification pursuant to Section 240.13d-1(b):
By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-September 5, 2014
Signature-Andrew M. Fishman
Title-Associate General Counsel